Abivax Presents Third Quarter 2025 Financial Results

•Cash and cash equivalents of EUR 589.7 (as of September 30, 2025) with a cash runway into Q4 2027

PARIS, France, December 15, 2025, 10:05 p.m. CET – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, announced today its key financial information for the nine months ended September 30, 2025. The unaudited interim condensed consolidated financial statements as of and for the three and nine months ending September 30, 2025, reviewed by the Company’s Board of Directors on December 11, 2025, have been reviewed by the Company’s external auditors.

Abivax provided, since the most recently released financial results press release, the following key updates on its business and operational goals in press releases published:

•On September 23, 2025, a press release titled “Abivax Announces Presentation of Late-Breaking Abstract of Obefazimod from the ABTECT Phase 3 Induction Trials at 2025 United European Gastroenterology (UEG) Meeting”

•On September 29, 2025, a press release titled “Abivax Announces Acceptance of Additional Late-Breaking Abstract from the ABTECT Phase 3 Induction Trials to be Presented at 2025 United European Gastroenterology (UEG) Meeting”

•On October 5, 2025, a press release titled “Abivax Announces Late-Breaking Presentation of 8-Week ABTECT Trial Results with Updated Safety Data”

•On October 6, 2025, a press release titled “Abivax Announces Late-Breaking Presentation of 8-Week ABTECT Induction Trial Results in Participants With and Without Prior Inadequate Response to Advanced Therapies”

•On November 3, 2025, a press release titled “Abivax Announces Patient-Reported Outcomes Data from the Phase 3 ABTECT Induction Trials of Obefazimod, Demonstrating Significant Improvements in Quality of Life for Patients with Moderate-to-Severely Active Ulcerative Colitis”

Third Quarter 2025 Financial Highlights (IFRS figures)
(Consolidated, unaudited results)

Statements of Loss*	Nine months ended September 30,		Change
in millions of euros	2025	2024
Total operating income	4.1	8.1	(4.0)
Total operating expenses
of which Research and Development costs	(133.4)	(107.9)	(25.4)
of which Sales and Marketing costs	(3.4)	(5.1)	1.7
of which General and Administrative costs	(41.8)	(25.3)	(16.5)
Operating loss	(174.4)	(130.2)	(44.2)
Financial gain (loss)	(79.7)	(6.7)	(73.1)
Net loss for the period	(254.1)	(136.9)	(117.3)

Statements of Financial Position*	September 30, 2025	December 31, 2024	Change
in millions of euros

Net financial position	543.3	53.4	489.9
of which other current financial assets and other current receivables and assets*	27.6	23.2	4.4
of which available cash and cash equivalents	589.7	144.2	445.5
(of which financial liabilities)**	(74.0)	(114.0)	40.0

Total Assets	652.1	205.2	446.8

Total Shareholders’ Equity	511.2	40.6	470.7
* Excluding prepaid expenses ** Financial liabilities include borrowings, convertible loan notes, derivative instruments, royalty certificates and other financial liabilities
*Certain figures may not add or recalculate due to the use of rounded numbers.

•Operating loss increased by EUR 44.2M to EUR 174.4M for the nine months ending September 30, 2025 compared to EUR 130.2M for the same period in 2024. Operating income, consisting predominantly of research tax credit, subsidies, and issuance, cancellation and depositary fees collected on ADS transactions, decreased by EUR 4.0M to EUR 4.1M for the nine months ending September 30, 2025 compared to EUR 8.1M for the same period in 2024. The increase in operating loss was driven by an increase in operating expenses as described further below.

•Research and development (R&D) expenses increased by EUR 25.4M to EUR 133.4M for the nine months ending September 30, 2025 compared to EUR 107.9M for the same period in 2024. This increase was predominantly driven by:
◦A EUR 8.6M increase in costs related to the Company’s ulcerative colitis (UC) clinical program and continued progression of its phase 3 trials;

◦A EUR 5.4M increase in costs related to the Company’s Crohn’s Disease (CD) clinical program, driven by the progression of Phase 2b clinical trials for obefazimod in CD;
◦A EUR 6.0M increase in costs related to other obefazimod studies;
◦A EUR 5.9M increase in transversal expenses in CMC and supply chain costs related to the progression of clinical trials and anticipation of future commercial launch; and
◦A sharp rise in employer contributions related to the Company’s equity awards, in turn explained by the increase in the Company’s share price during the third quarter of 2025, which contributed to overall increase in spend across all operating expense categories, in an amount of €14.8 million (of which €14.5 million was attributable to the three-months ended September 30, 2025 compared to September 30, 2024.

•Sales and marketing (S&M) expenses decreased by EUR 1.7M to EUR 3.4M for the nine months ending September 30, 2025 compared to EUR 5.1M for the same period in 2024. The decrease was predominantly driven by a reduction in sales and marketing headcount as well as one-time costs of €1.8 million that were incurred in the prior year period for the Company's corporate re-branding, including its new website.

•General and administrative (G&A) expenses increased by EUR 16.5M to EUR 41.8M for the nine months ending September 30, 2025 compared to EUR 25.3M for the same period in 2024. This increase was primarily due to:
◦An increase of EUR 16.1M in personnel costs, of which EUR 15.1M were employer tax and social contributions related to the Company’s AGAs, resulting from the increase in the Company’s share price during the third quarter of 2025; and
◦An increase of EUR 1.2M in spending related to legal and professional fees and other costs associated with operating as a dual-listed public company.

•For the nine months ended September 30, 2025, the EUR 79.7M financial gain (loss) was driven primarily by:
◦Increases in the fair value of the senior convertible notes (Heights Convertible Notes) issued in the August 2023 financing with Heights Capital Management and the warrants issued in August 2023 to Kreos Capital and Claret European Growth Capital (Kreos / Claret BSA) by EUR 36.0M and EUR 29.9M, respectively (driven by the increase in the Company’s share price prior to the conversion of the notes into ordinary shares);
◦Foreign exchange losses of EUR 11.4M, including EUR 9.1M non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents on hand as of September 30, 2025;
◦Interest expenses of EUR 9.3M in relation to borrowings and loans; and
◦Non-cash expense of EUR 15.1M in relation to royalty certificates;
◦Offset by EUR 11.7M of foreign exchange gains (including EUR 10.7M related to the Company’s July 2025 public offering), interest income of EUR 4.4M in relation to the invested proceeds from cash on hand, and EUR 3.6M of non-cash income related to the extinguishment of the Kreos / Claret minimal return indemnification liability (following the exercise of the Kreos / Claret BSA and conversion of the Kreos portion of the Tranche A OCABSA).

•The net loss for the nine months ended September 30, 2025 of EUR 254.1 million includes the following significant (greater than EUR 1.5M) non-cash expenses/(income):

in millions of euros
Share-based compensation expense	22.5
Increases in the fair value of the senior convertible notes (Heights)	36.0
Increases in the fair value of the warrants (Kreos / Claret)	29.9
Foreign exchange losses related to the revaluation of USD denominated cash and cash equivalents as of September 30, 2025	9.1
Non-cash expense from revaluation of royalty certificates	15.1
Income related to recognition of remaining day-one gain related to the extinguishment of the Heights notes	(1.6)
Income related to the extinguishment of Kreos / Claret minimal return indemnification liability	(3.6)

•Cash and cash equivalents as of September 30, 2025 was EUR 589.7M compared to EUR 144.2M as of December 31, 2024. The increase was primarily due to the EUR 608.1M in net proceeds, including foreign exchange gains from the period of the close of the fundraise to the receipt of cash, from the Company’s July 2025 public offering. This was partially offset by EUR 137.9M used in operations and EUR 23.4M related to principal and interest paid on the Company’s debt facilities.

•On July 28, 2025, Abivax completed its underwritten public offering of 11,679,400 American Depositary Shares, each representing one ordinary share, EUR 0.01 nominal value per share, of the Company, in the United States. The aggregate gross proceeds amounted to approximately $747.5 million, equivalent to approximately EUR 637.5 million, before deduction of underwriting commissions and offering expenses. The net proceeds, after deducting underwriting commissions and offering expenses, were approximately $700.3 million, equivalent to approximately EUR 597.2 million.

•During the nine months ending September 30, 2025, Heights Capital Management converted the Heights Convertible Notes (corresponding to the entirety of the outstanding principal amount of EUR 21.9 million) into 920,377 new ordinary shares of the Company at a conversion price of EUR 23.7674 per ordinary share in accordance with the terms and conditions of the Heights Convertible Notes. Following these share issuances, Abivax no longer holds any debt with Heights Capital Management.

•On August 6, 2025, Kreos Capital VII(UK) Limited converted its portion of the Tranche A convertible OCABSA resulting in the issuance of 785,389 ordinary shares of the Company. In addition, on the same date Kreos Capital VII Aggregator SCSp exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 319,251 ordinary shares of the Company.

•On August 28, 2025, Claret European Growth Capital Fund III SCSp, exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 206,662 ordinary shares of the Company.

•On November 25, 2025, Claret European Growth Capital Fund III SCSp converted its portion of the Tranche A convertible OCABSA resulting in the issuance of 392,695 ordinary shares of the Company. Following this conversion Abivax no longer holds any debt related to Tranche A of the Kreos/Claret structured debt.

•On November 28, 2025, the Company notified the bondholders of its intention to prepay in full the outstanding balances of Tranches B and C of the Kreos / Claret financing. The transaction is expected to be completed before December 31, 2025. Following this redemption, the Company will no longer hold any debt related to the entire Kreos / Claret financing.

Based on the Company’s existing cash and cash equivalents of EUR 589.7 million as of September 30, 2025, the Company expects, as of the date of issuance of the unaudited interim condensed consolidated financial statements included in the Company’s third quarter report, to be able to fund its forecasted cash flow requirements into the fourth quarter of 2027.

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About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @ABIVAX.

Contacts:
Abivax Investor Relations
Patrick Malloy
patrick.malloy@abivax.com
+1 847 987 4878

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “expect,” “forward,” “future,” “potential,” “plan,” “project,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying Abivax’s intention to and timing for repaying in full the outstanding balances of Tranches B and C of the Kreos / Claret financing, Abivax’s cash runway, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 24, 2025 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates. and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.